UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission CIK Number 0001377318

Commission File Number 000-53515

Commission File Number 333-138184

CUSIP Number 445621 105

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:     March 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

HUNT GLOBAL RESOURCES, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

10001 Woodloch Forest Drive, Suite 325

Address of Principal Executive Office (Street and Number)

The Woodlands, TX 77380

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or
portion thereof, will be filed on or before the fifteenth calendar day
[X]		thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management was unable to obtain business information and financial information needed to complete the preparation of the Company’s Form 10-Q for the quarter ended March 31, 2011. Such information is required in order to prepare a complete filing. As a result of this delay the Company is unable to file its quarterly report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contract in regard to this notification:

Michael P. Horne	281	825-5000
Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).          [X] Yes     [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           [X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In March 2011, we acquired control of Carbon Green NA, Inc. (“CGNA”). CGNA became our majority owned subsidiary at that time. We anticipate consolidating CGNA’s results of operations into our 10-Q results of operations. A reasonable estimate of our results of operations cannot be made because the financial statements of CGNA have not been completed yet.

HUNT GLOBAL RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011

By: /s/ Michael P. Horne

Michael P. Horne

Duly authorized officer

Director, Chief Financial Officer and

Principal Accounting Officer and

Principal Financial Officer